

Fig. 1 MILLINGTON COPPER PROPERTY BC LOCATION MAP



Fig. 2 REGIONAL LOCATION MAP



Fig. 3 PROPERTY MAP


N
X Cu
Upper Triassic
Karmutsen Formation
Basalt
Upper Triassic
Quatsino Formation
Limestone
SCALE 1 : 20,000
500
0
500
1,000
1,500
METERS
REGIONAL GEOLOGY
OF THE
MILLINGTON COPPER
PROPERTY

Fig. 4 REGIONAL GEOLOGY OF MILLINGTON COPPER PROPERTY